Exhibit 99.1

BAYTEX TO PRESENT AT ENERCOM OIL & GAS CONFERENCE

CALGARY, ALBERTA (August 13, 2014) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that James Bowzer, President and CEO, will be presenting at the Enercom Oil & Gas Conference on Wednesday, August 20, 2014 at 10:55 am MDT in Denver, Colorado. Interested parties can listen to a live webcast and view the presentation slides via the following URL:

http://www.oilandgas360.com/togc-webcast/bte/

The live webcast will also be available on The Oil & Gas Conference® 19 website at http://www.theoilandgasconference.com. A replay will be available on the Baytex website, www.baytexenergy.com, for six months following the presentation.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 86% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com